UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

BioCardia, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

09060U408
(CUSIP Number)

Peter Altman President and Chief Executive Officer BioCardia, Inc. 125 Shoreway Road, Suite B San Carlos, CA 94070 (650) 226-0120

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 24, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 09060U408

(1) NAMES OF REPORTING PERSONS Simon H. Stertzer
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) AF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
(7) SOLE VOTING POWER
95,151 shares(1)(3)
NUMBER OF SHARES	(8) SHARED VOTING POWER
BENEFICIALLY OWNED BY EACH	8,587,091 shares(2)(3)
REPORTING PERSON WITH	(9) SOLE DISPOSITIVE POWER
95,151 shares(1)(2)(3)
(10) SHARED DISPOSITIVE POWER
8,587,091 shares(2)(3)
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,682,242 shares(1)(2)(3)
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.1%(4)
(14) TYPE OF REPORTING PERSON (see instructions) IN

(1) Includes 95,151 shares of common stock subject to stock options held by the Reporting Person and which are exercisable within 60 days of December 24, 2018.

(2) Includes shares held jointly by the Reporting Person and Kimberly Stertzer; all shares owned by the Stertzer Family Trust, of which the Reporting Person and Kimberly Stertzer are co-trustees, and 833,333 shares of common stock issuable upon exercise of warrants held by the Stertzer Family Trust; all shares held by held by Windrock Enterprises L.L.C., of which the Reporting Person and Kimberly Stertzer are the sole members and managers, and 833,333 shares of common stock issuable upon exercise of warrants held by Windrock Enterprises L.L.C.. Also includes shares held by the Stertzer Gamm Trust, of which the Reporting Person is a grantor and shares held by Stertzer Holdings LLC, and the Reporting Person may be deemed to have beneficial ownership of such shares.

(3) On November 2, 2017, the BioCardia, Inc. effected a 1-12 reverse stock split of its common stock (the “Reverse Stock Split”). The amount of securities reported on this Schedule 13D/A has been adjusted from the Schedule 13D originally filed on November 2, 2016 to reflect the Reverse Stock Split.

(4) Percentage calculated based on (i) 38,277,908 shares of common stock, par value $.001 per share, outstanding as of November 2, 2018, which number of shares is taken from disclosures made by BioCardia, Inc. in its Form 10-Q, as filed with the Securities and Exchange Commission on November 8, 2018, plus (ii) an aggregate of 5,333,332 shares sold in BioCardia’s private placement, which number of shares is taken from disclosures made by BioCardia, Inc. in its Form 8-K, as filed with the Securities and Exchange Commission on December 27, 2018, and assumes (iii) the exercise of the Reporting Person’s stock options exercisable within 60 days and the warrants held by Windrock Enterprises L.L.C. and the Stertzer Family Trust for an aggregate of 1,666,666 shares of common stock of the Issuer.

SCHEDULE 13D

CUSIP No. 09060U408

(1) NAMES OF REPORTING PERSONS Kimberly Stertzer
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) AF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
(7) SOLE VOTING POWER
0 shares
NUMBER OF SHARES	(8) SHARED VOTING POWER
BENEFICIALLY OWNED BY EACH	8,587,091 shares(1)(2)
REPORTING PERSON WITH	(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
8,587,091 shares(1)(2)
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,587,091 shares(1)(2)
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0%(3)
(14) TYPE OF REPORTING PERSON (see instructions) IN

(1) Includes shares held jointly by Simon H. Stertzer and the Reporting Person; all shares owned by the Stertzer Family Trust, of which Simon H. Stertzer and Kimberly Stertzer are co-trustees, and 833,333 shares of common stock issuable upon exercise of warrants held by the Stertzer Family Trust; all shares held by held by Windrock Enterprises L.L.C., of which Simon H. Stertzer and the Reporting Person are the sole members and managers, and 833,333 shares of common stock issuable upon exercise of warrants held by Windrock Enterprises L.L.C. Also includes shares held by the Stertzer Gamma Trust, of which the Reporting Person is a grantor, and shares held by Stertzer Holdings LLC, of which the Reporting Person is a manager, and may be deemed to have beneficial ownership of such shares.

(2) On November 2, 2017, the BioCardia, Inc. effected a 1-12 reverse stock split of its common stock (the “Reverse Stock Split”). The amount of securities reported on this Schedule 13D/A has been adjusted from the Schedule 13D originally filed on November 2, 2016 to reflect the Reverse Stock Split.

(3) Percentage calculated based on (i) 38,277,908 shares of common stock, par value $.001 per share, outstanding as of November 2, 2018, which number of shares is taken from disclosures made by BioCardia, Inc. in its Form 10-Q, as filed with the Securities and Exchange Commission on November 8, 2018, plus (ii) an aggregate of 5,333,332 shares sold in BioCardia’s private placement, which number of shares is taken from disclosures made by BioCardia, Inc. in its Form 8-K, as filed with the Securities and Exchange Commission on December 27, 2018, and assumes (iii) the exercise of the warrants held by Windrock Enterprises L.L.C. and the Stertzer Family Trust for an aggregate of 1,666,666 shares of common stock of the Issuer.

SCHEDULE 13D

CUSIP No. 09060U408

(1) NAMES OF REPORTING PERSONS Stertzer Family Trust
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) WC
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
(7) SOLE VOTING POWER
0 shares
NUMBER OF SHARES	(8) SHARED VOTING POWER
BENEFICIALLY OWNED BY EACH	5,111,607 shares(1)
REPORTING PERSON WITH	(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
5,111,607 shares(1)
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,111,607 shares(1)
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%(2)
(14) TYPE OF REPORTING PERSON (see instructions) OO

(1)Simon H. Stertzer and Kimberly Stertzer are co-trustees of the Stertzer Family Trust. Share number includes 833,333 shares of common stock issuable upon exercise of a warrant held by the Stertzer Family Trust.

(2) Percentage calculated based on (i) 38,277,908 shares of common stock, par value $.001 per share, outstanding as of November 2, 2018, which number of shares is taken from disclosures made by BioCardia, Inc. in its Form 10-Q, as filed with the Securities and Exchange Commission on November 8, 2018 plus (ii) an aggregate of 5,333,332 shares sold in BioCardia’s private placement, which number of shares is taken from disclosures made by BioCardia, Inc. in its Form 8-K, as filed with the Securities and Exchange Commission on December 27, 2018 and assumes (iii) the exercise of the warrant held by Windrock Enterprises L.L.C. for 833,333 shares of common stock of the Issuer.

SCHEDULE 13D

CUSIP No. 09060U408

(1) NAMES OF REPORTING PERSONS Windrock Enterprises L.L.C.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) WC
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
(7) SOLE VOTING POWER
0 shares(1)
NUMBER OF SHARES	(8) SHARED VOTING POWER
BENEFICIALLY OWNED BY EACH	2,909,679 shares(1)
REPORTING PERSON WITH	(9) SOLE DISPOSITIVE POWER
0 shares(1)
(10) SHARED DISPOSITIVE POWER
2,909,679 shares(1)
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,909,679 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%(2)
(14) TYPE OF REPORTING PERSON (see instructions) OO

(1) Simon H. Stertzer and Kimberly Stertzer are the sole members and managers of the Reporting Person. Share number includes 833,333 shares of common stock issuable upon exercise of a warrant held by the Windrock Enterprises L.L.C.

(2) Percentage calculated based on (i) 38,277,908 shares of common stock, par value $.001 per share, outstanding as of November 2, 2018, which number of shares is taken from disclosures made by BioCardia, Inc. in its Form 10-Q, as filed with the Securities and Exchange Commission on November 8, 2018, plus (ii) an aggregate of 5,333,332 shares sold in BioCardia’s private placement, which number of shares is taken from disclosures made by BioCardia, Inc. in its Form 8-K, as filed with the Securities and Exchange Commission on December 27, 2018, and assumes (iii) the exercise of the warrant held by Windrock Enterprises L.L.C. for 833,333 shares of common stock of the Issuer.

SCHEDULE 13D

CUSIP No. 09060U408

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2, dated January 10, 2019, (the “Amendment”) amends and supplements the statement on Schedule 13D filed on November 2, 2016, by Simon H. Stertzer and Kimberly Stertzer (together, the “Original Reporting Persons”), as amended by Amendment No. 1 (“Amendment No. 1) filed on January 4, 2019 (together, the “Original Schedule 13D”) by each of the Original Reporting Persons, the Stertzer Family Trust and Windrock Enterprises L.L.C. (together, the “Reporting Persons”). This Amendment relates to the common stock, par value $0.001 per share, of BioCardia, Inc., a Delaware corporation (the “Issuer”), and amends the Original Schedule 13D as set forth below. Capitalized terms not defined in this Amendment will have the meanings from the Original Schedule 13D. This Amendment is filed by the Reporting Persons pursuant to the Joint Filing Agreement, dated January 10, 2019 as executed by the Reporting Persons (Exhibit 99.1 to this Amendment).

This Amendment is being filed solely to correct the CUSIP number listed on Amendment No. 1, which was reported incorrectly, and is otherwise the same, in all material respects, as Amendment No. 1. On November 2, 2017, BioCardia, Inc., a Delaware corporation (the “Issuer”) effected a 1-12 reverse stock split of its common stock (the “Reverse Stock Split”). Prior to the Reverse Stock Split, the CUSIP number was 09060U101. Following the Reverse Stock Split, the CUSIP number became, and now is, 09060U408.

Item 1. Security and Issuer.

The securities to which this statement on Schedule 13D (this “Statement”) relates are the common stock, par value $.001 per share (the “Common Stock”), of the Issuer. The address of the principal executive offices of the Issuer is 125 Shoreway Road, Suite B, San Carlos, CA 94070.

Item 2. Identity and Background.

(a)	Name

This Statement is filed by Dr. Simon H. Stertzer, his spouse, Mrs. Kimberly Stertzer, the Stertzer Family Trust, of which Dr. Stertzer and Mrs. Stertzer are co-trustees, and Windrock Enterprises L.L.C., of which Dr. Stertzer and Mrs. Stertzer are the sole members and mangers. Dr. Stertzer, Mrs. Stertzer, the Stertzer Family Trust and Windrock Enterprises L.L.C. are referred to as the “Reporting Persons.”

(b)	Residence or Business Address

The business address of each Reporting Person is c/o BioCardia, Inc., 125 Shoreway Road, Suite B, San Carlos, CA 94070.

(c)	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

Simon H. Stertzer is a Professor of Medicine, Emeritus at the Stanford University School of Medicine, Division of Cardiovascular Medicine, and a Professor at the Stanford University Biodesign Program.

Kimberly Stertzer is the spouse of Simon H. Stertzer.

(d)	Criminal Convictions

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings

During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D

CUSIP No. 09060U408

(f)	Citizenship

Each of the applicable Reporting Persons is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Pursuant to a Securities Purchase Agreement dated December 24, 2018 (the “Purchase Agreement”), the Stertzer Family Trust, of which Simon H. Stertzer and Kimberly Stertzer are co-trustees, purchased 1,666,666 shares of the Issuer’s common stock (the “Trust Shares”) in a private placement at a purchase price $0.75 per share. The shares were issued with a warrant (the “Trust Warrant”) to purchase 833,333 shares of the Issuer’s common stock at an exercise price of $0.75 per share. A total of $1,250,000 was paid to acquire the Trust Shares and the Trust Warrant. The source of the funds for acquisition by the Stertzer Family Trust was working capital. No part of the purchase price was borrowed by the Stertzer Family Trust.

Also pursuant to the Purchase Agreement, Windrock Enterprises L.L.C., of which Simon H. Stertzer and Kimberly Stertzer are the sole members and managers, purchased 1,666,666 shares of the Issuer’s common stock (the “Windrock Shares”) in a private placement at a purchase price $0.75 per share. The shares were issued with a warrant (the “Windrock Warrant”) to purchase 833,333 shares of the Issuer’s common stock at an exercise price of $0.75 per share. A total of $1,250,000 was paid to acquire the Windrock Shares and the Windrock Warrant. The source of the funds for acquisition by Windrock Enterprises L.L.C. was working capital. No part of the purchase price was borrowed by Windrock Enterprises L.L.C.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by incorporating the response to Item 3 above at the end of this Item 4.

The descriptions and summaries of the Purchase Agreement and the Warrant set forth in Item 3 above and incorporated by reference herein are not complete and are qualified in their entirety by reference to the full text of the Purchase Agreement and the Form of Warrant which are included as Exhibits 99.2 and 99.3, respectively, to this Amendment and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following text:

(a)

Name and Title of Beneficial Owner	Number of Outstanding Shares Beneficially Owned	Percentage of Outstanding Shares of Common Stock (1)
Simon H. Stertzer	8,682,242 (2)	19.1%
Kimberly Stertzer	8,587,091 (3)	19.0%
Stertzer Family Trust	5,111,607 (4)	11.5%
Windrock Enterprises L.L.C.	2,909,679(5)	6.5%

(1)

The percentage of beneficial ownership is based upon 38,277,908 shares of common stock, par value $.001 per share, outstanding as of November 2, 2018, which number of shares is taken from disclosures made by BioCardia, Inc. in its Form 10-Q, as filed with the Securities and Exchange Commission on November 8, 2018 plus an aggregate of 5,333,332 shares sold in BioCardia’s private placement, which number of shares is taken from disclosures made by BioCardia, Inc. in its Form 8-K, as filed with the Securities and Exchange Commission on December 27, 2018. Also includes, where applicable, any securities held by a Reporting Person that are currently exercisable for shares of common stock and which are exercisable within 60 days of December 24, 2018, in accordance with Rule 13d-3(d)(1) of the Securities Act of 1933, as amended.

SCHEDULE 13D

CUSIP No. 09060U408

(2)

Consists of (i) 4,278,274 shares of common stock held by the Stertzer Family Trust and a warrant exercisable for 833,333 shares of common stock by the Stertzer Family Trust, (ii) 2,076,346 shares of common stock held by Windrock Enterprises L.L.C. and a warrant exercisable for 833,333 shares of common stock by Windrock Enterprises L.L.C., (iii) 104,910 shares of common stock held by the Stertzer Gamma Trust, (iv) 448,895 shares of common stock held by Stertzer Holdings LLC, (v) 12,000 shares held jointly by Dr. Simon H. Stertzer and Mrs. Kimberly Stertzer , and (vi) options for 95,151 shares held by Dr. Stertzer and exercisable within 60 days of December 24, 2018. Dr. Stertzer and his spouse, Kimberly Stertzer, are co-trustees of the Stertzer Family Trust, and sole members and managers of Windrock Enterprises L.L.C., and share voting and dispositive control over the shares held by the Stertzer Family Trust and Windrock Enterprises L.L.C. Dr. Stertzer is a grantor of the Stertzer Gamma Trust and may be deemed to have voting and dispositive control over the shares held by the Stertzer Gamma Trust. Dr. Stertzer may also be deemed to have voting and dispositive control over the shares held by Stertzer Holdings LLC of which his spouse, Mrs. Stertzer, is a manager.

(3)

Consists of (i) 4,278,274 shares of common stock held by the Stertzer Family Trust and a warrant exercisable for 833,333 shares of common stock by the Stertzer Family Trust, (ii) 2,076,346 shares of common stock held by Windrock Enterprises L.L.C. and a warrant exercisable for 833,333 shares of common stock by Windrock Enterprises L.L.C., (iii) 104,910 shares of common stock held by the Stertzer Gamma Trust, (iv) 448,895 shares of common stock held by Stertzer Holdings LLC, and (v) 12,000 shares held jointly by Dr. Simon H. Stertzer and Mrs. Kimberly Stertzer. Dr. Simon H. Stertzer and his spouse, Mrs. Kimberly Stertzer, are co-trustees of the Stertzer Family Trust, and sole members and managers of Windrock Enterprises L.L.C., and share voting and dispositive control over the shares held by the Stertzer Family Trust and Windrock Enterprises L.L.C. Mrs. Stertzer is a grantor of the Stertzer Gamma Trust and may be deemed to have voting and dispositive control over the shares held by the Stertzer Gamma Trust. Mrs. Stertzer may also be deemed to have voting and dispositive control over the shares held by Stertzer Holdings LLC, of which Mrs. Stertzer is a manager.

(4)

Consists of 4,278,274 shares of common stock held by the Stertzer Family Trust and a warrant exercisable for 833,333 shares of common stock by the Stertzer Family Trust. Dr. Stertzer and Mrs. Stertzer, are co-trustees of the Stertzer Family Trust.

(5)

Consists of 2,076,346 shares of common stock held by Windrock Enterprises L.L.C. and a warrant exercisable for 833,333 shares of common stock by Windrock Enterprises L.L.C. Dr. Stertzer and Mrs. Stertzer, are the sole members and managers of Windrock Enterprises L.L.C.

(b) The Reporting Persons’ responses to cover page Items 7 through 10 of this Amendment, including the footnotes thereto, if any, are hereby incorporated by reference in this Item 5.

(c) Transactions in the Issuer’s securities effected by the Reporting Persons:

The information set forth above in Item 4 is incorporated herein by reference.

In addition, Dr. Simon H. Stertzer and Kimberly Stertzer made the following open market purchases of the common stock of the Issuer:

Date	Number of shares	Price per share
October 11, 2018	1,000	$2.700
November 2, 2018	2,000	$2.530
November 13, 2018	1,000	$2.100
November 14, 2018	1,000	$2.141
November 29, 2018	1,000	$2.102

SCHEDULE 13D

CUSIP No. 09060U408

Except as otherwise described herein, neither of the Reporting Persons has effected any transactions in common stock of the Issuer in the 60 days prior to December 24, 2018

(d) – (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description
99.1	Joint Filing Agreement, dated as of January 10, 2019, by and between the Reporting Persons.
99.2	Securities Purchase Agreement, dated December 24, 2018 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on December 27, 2018).
99.3	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on December 27, 2018).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2019

SIMON H. STERTZER

By:	/s/ Simon H. Stertzer
Simon H. Stertzer

Dated: January 10, 2019

KIMBERLY STERTZER

By:	/s/ Kimberly Stertzer
Kimberly Stertzer

Dated: January 10, 2019

STERTZER FAMILY TRUST

By:	/s/ Simon H. Stertzer
Simon H. Stertzer, co trustee

By:	/s/ Kimberly Stertzer
Kimberly Stertzer, co-trustee

Dated: January 10, 2019

WINDROCK ENTERPRISES L.L.C.

By:	/s/ Simon H. Stertzer
Simon H. Stertzer, manager

By:	/s/ Kimberly Stertzer
Kimberly Stertzer, manager